UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Tabula Rasa HealthCare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

William Wetmore

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with copies to:

Steve Wolosky, Esq.

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,169,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,169,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,169,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (1)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Based on 25,849,263 shares of common stock of Tabula Rasa HealthCare, Inc. (the “Issuer”) outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2022.
2

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,169,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,169,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,169,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Based on 25,849,263 shares of common stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2022.
3

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,169,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,169,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,169,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Based on 25,849,263 shares of common stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2022.
4

CUSIP No. 873379101

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.0001 par value (the “Common Stock”), of Tabula Rasa HealthCare, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 228 Strawbridge Drive, Suite 100, Moorestown, New Jersey 08057.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by and on behalf of (i) Indaba Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), (ii) IC GP, LLC, a Delaware limited liability company (“IC GP”), and (iii) Derek C. Schrier, a citizen of the United States of America (“Mr. Schrier”).  The Investment Manager, IC GP and Mr. Schrier are herein sometimes referred to each as a “Reporting Person” and collectively as “Reporting Persons”.

(b) The principal business address of the Reporting Persons is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129.

(c) The Investment Manager is principally involved in the business of providing investment advisory and investment management services to certain clients, including Indaba Capital Fund, L.P. (the “Fund”).  IC GP is principally involved in the business of serving as the general partner of the Investment Manager. Mr. Schrier is the Managing Member of IC GP.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of their officers and directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investment Manager is a Delaware limited partnership. IC GP is a Delaware limited liability company. Mr. Schrier is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used approximately $20,163,847 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

5

CUSIP No. 873379101

Item 4.	Purpose of Transaction

The shares of Common Stock directly held by the Fund and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the ordinary course of business. The Reporting Persons acquired beneficial ownership of the shares of Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons are supportive of the Issuer’s decision to unlock shareholder value through the sale of non-core assets (i.e., PrescribeWellness, SinfoníaRx, and DoseMe). The Reporting Persons believe that these non-core businesses are significantly undervalued as part of the Issuer and these divestitures will allow the Issuer to focus on its core PACE business.

The Reporting Persons and their representatives intend to engage in discussions with members of management and the board of directors of the Issuer (the “Board”), other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding ways to narrow the gap between the Issuer’s intrinsic value and its stock price and a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer’s operations, governance or capitalization; acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 5,169,024 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 19.99% of the outstanding Common Stock. All percentages set forth herein are based on 25,849,263 shares of Common Stock of the Issuer outstanding as of April 30, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2022.

6

CUSIP No. 873379101

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Fund holds $89,728,000 aggregate principal amount of the Issuer’s 1.75% convertible senior subordinated notes due February 15, 2026 (the “Senior Notes”).  As the Issuer has the option, at its sole discretion, to settle conversions of the Senior Notes in cash, shares of Common Stock or a combination of cash and shares of Common Stock, the Reporting Persons are not deemed to be beneficial owners of any shares of Common Stock underlying the Senior Notes as the Reporting Persons do not have the right to acquire such underlying shares of Common Stock.

On June 1, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the shares of Common Stock.

Item 7.	Material to Be Filed As Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated June 1, 2022, by and among the Investment Manager, IC GP and Mr. Schrier.

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CUSIP No. 873379101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 1, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SCHRIER

8

CUSIP No. 873379101

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Fund) in the past sixty days.  All such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/14/2022	107,841	4.3298
04/18/2022	107,242	4.2551
04/19/2022	254,447	4.2366
04/20/2022	1,220,090	4.2890
04/21/2022	229,279	4.3157
04/22/2022	142,721	4.2021
04/25/2022	163,181	4.6389
04/26/2022	255,000	4.4639
04/27/2022	90,000	4.3509
05/06/2022	318,102	3.8261
05/06/2022	5,700	2.8936
05/09/2022	244,200	3.8565
05/09/2022	841	3.9445
05/10/2022	150,300	4.2862
05/10/2022	11,430	4.3793
05/11/2022	250,000	4.0119
05/11/2022	804	3.9436
05/12/2022	70,000	3.7919
05/13/2022	155,135	3.6942
05/16/2022	100,000	3.2946
05/23/2022	406,354	2.5470
05/24/2022	50,000	2.8138
05/24/2022	171,334	3.0522
05/25/2022	206,428	3.2084
05/26/2022	233,595	3.1454
05/27/2022	125,000	3.7663
05/31/2022	5,000	3.8282
05/31/2022	95,000	3.8237